UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 22, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 25/Jan to 29/Jan

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM Instruction No. 358/02 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Marco Di Costanzo – Network Development Director

Event: Segmento TELCO - Uma visão Global da Dell, Intel e VMware

Date and time: January 26th, 2021, at 09:30 a.m.

Link: https://www.10dance.com.br/segmentotelco/

Topics to be discussed: The prospects and opportunities for Edge Computing, 5G and Monetization with new services.

Piero Formica – Compliance Officer and Data Protection Officer

Event: Webinar - Trends in Payment Methods

Date and time: January 26th, 2021, at 05:00 p.m.

Link: https://www.folha.uol.com.br/

Topics to be discussed: Debate on new means of payment, opening up the financial ecosystem to different players and cybersecurity.

Pietro Labriola - Chief Executive Officer;

Leonardo Capdeville - Chief Technology Information Officer; and

Mario Girasole - Regulatory and Institutional Affairs Officer

Event: LIDE NEXT_5G - Painel PANORAMA 5G

Date and time: January 28th, 2021, at 09:00 a.m.

Link: https://www.lideglobal.com/evento/

Topics to be discussed: Debate on the general overview of 5G in Brazil and in the world, the regulator's view, and applications in the sectors of education, health and robotics in this topic.

Maria Antonietta Russo - Human Resources Director

Event: Foursales - People Management

Date and time: January 28th, 2021, at 05:00 p.m.

Link: https://www.youtube.com/playlist?list=PL7Yr2cPxHRawDpKBkxrnqru2R-LLj_5YA

Topics to be discussed: Debate on diversity and inclusion.

Rio de Janeiro, January 22st, 2021.

TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: January 22, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer